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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                               SCHEDULE 13E-4/A
                               (AMENDMENT NO. 1)
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

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                       PACIFIC GAS AND ELECTRIC COMPANY
                 (NAME OF ISSUER AND PERSON FILING STATEMENT)

             7.44% REDEEMABLE FIRST PREFERRED STOCK, $25 PAR VALUE
             7.04% REDEEMABLE FIRST PREFERRED STOCK, $25 PAR VALUE
            6 7/8% REDEEMABLE FIRST PREFERRED STOCK, $25 PAR VALUE
                      (TITLE OF EACH CLASS OF SECURITIES)

                       694308719 (7.44% PREFERRED STOCK)
                       694308685 (7.04% PREFERRED STOCK)
                      694308677 (6 7/8% PREFERRED STOCK)
                  (CUSIP NUMBER OF EACH CLASS OF SECURITIES)

                             GARY P. ENCINAS, ESQ.
                                77 BEALE STREET
                                P.O. BOX 770000
                        SAN FRANCISCO, CALIFORNIA 94177
                                (415) 973-2784
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
 RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                               OCTOBER 23, 1995
    (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE
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         Transaction Valuation                  Amount of Filing Fee
             $325,823,000                              $65,165

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*  Pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as
   amended, and Rule 0-11(b)(1) thereunder, the transaction value was calculated by multiplying 4,850,000 shares of 7.44% Preferred Stock, 2,910,000 shares of 7.04% Preferred Stock and 4,850,000 shares of 6 7/8% Preferred Stock of Pacific Gas and Electric Company by $25.85, $26.80 and $25.25, the respective per share purchase prices.

[X]CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2)
   AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

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

  Amount Previously Paid:     $65,165        Filing Party: Pacific Gas and Electric Company
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  Form or Registration No.: Schedule 13E-4    Date Filed:        October 23, 1995
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                               EXPLANATORY NOTE

  The Issuer Tender Offer Statement on Schedule 13E-4 originally filed by Pacific Gas and Electric Company on October 23, 1995 (the "Schedule 13E-4") is hereby amended as set forth herein.

  EXCEPT AS SPECIFIED TO THE CONTRARY IN THIS AMENDMENT, THE INFORMATION PROVIDED IN THE SCHEDULE 13E-4 REMAINS UNCHANGED.

  The second paragraph under "Fees and Expenses" on page 17 of the Offer to Purchase is hereby amended by inserting the following sentence between the existing penultimate and final sentences of the paragraph: "No such fee shall be payable to a Soliciting Dealer with respect to Shares tendered for such Soliciting Dealers' own account."

  All of the following changes refer to the section entitled "Certain Conditions of the Offer" on pages 7 and 8 of the Offer to Purchase.

  1. Subparagraph (a) is hereby amended by deleting the word "sole" in clause
(ii) of subparagraph (a) and inserting in its place the word "reasonable."

  2. Subparagraph (b) is hereby amended by deleting the word "sole" and inserting in its place the word "reasonable."

  3. Subparagraph (d) is hereby amended by deleting the word "sole" in clauses
(iv) and (vi) of subparagraph (d) and inserting in its place the word "reasonable."

  4. Subparagraph (f) is hereby amended by deleting the word "sole" and inserting in its place the word "reasonable."

  5. The last five lines of the first paragraph under "Certain Conditions of the Offer" are hereby amended and restated as follows: "and, in the reasonable judgment of the Company, such event or events make it undesirable or inadvisable to proceed with the Offer with respect to such Series of Preferred or with such acceptance for payment or payment. The consummation of the Offer for any Series of Preferred is not conditioned on the consummation of the Offer for all Series of Preferred."

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 1995

                                          Pacific Gas and Electric Company

                                                      Gabriel Togneri
                                          By: _________________________________
                                            Name:  Gabriel B. Togneri
                                            Title: Assistant Treasurer

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